DENTSPLY INTERNATIONAL INC.
                                   EXHIBIT 11
                     COMPUTATION OF EARNINGS PER COMMON SHARE



Earnings per common share:
--------------------------


                                Three Months Ended     Nine Months Ended
                                  September 30,          September 30,
                                ------------------    -------------------
                                  1997      1996        1997       1996
                                --------  --------    --------   --------
                                  (in thousands, except per share data)

Weighted average common
 shares outstanding               53,979   53,784      53,906    53,898



Net income                       $16,256  $13,873     $51,023   $46,630





Earnings per common share           $.30     $.26        $.95      $.87





















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